Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

September 28, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 28, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from TH International Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A ordinary shares, par value $0.0001 per share
Warrants, each whole warrant exercisable for one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi